Filing pursuant to Rule 425 Filer: ACON S2 Acquisition Corp. Subject Company: ACON S2 Acquisition Corp. Registration No: 001-39525 Date: September 14, 2021

FOR IMMEDIATE RELEASE

ACON S2 Acquisition Corp. Announces Registration Statement Effectiveness and Extraordinary General Meeting Date to Approve Proposed Business Combination with ESS, Inc.

•

Extraordinary general meeting of ACON S2 Acquisition Corp. (“STWO”) shareholders to approve the proposed business combination with ESS Tech, Inc. (“ESS Inc.” or “ESS”) will be October 5, 2021, at 10:30 a.m. ET

•

Shareholders as of the close of business on the record date of August 16, 2021, are encouraged to vote FOR the business combination and the other proposals at the Extraordinary General Meeting on or before October 5, 2021

•	STWO’s Board of Directors recommends shareholders vote “FOR” all of the proposals at the Extraordinary General Meeting

•	For assistance voting your shares, please contact Okapi Partners, STWO’s proxy solicitor, at (877) 285-5990 (toll-free for stockholders) or (212) 297-0720 (for banks and brokers)

•

For more information, STWO’s shareholders are encouraged to carefully read the entire registration statement and definitive proxy statement/prospectus filed in connection with the proposed business combination.

Wilsonville, Ore. and Washington, D.C. – September 14, 2021 – ACON S2 Acquisition Corp. (NASDAQ: STWO) (“STWO”) a publicly traded special purpose acquisition company, today announced that the Securities and Exchange Commission (the “SEC”) has declared effective its registration statement (the “Registration Statement”) on Form S-4 in connection with its previously announced proposed business combination (the “Business Combination”) with ESS, Inc. (“ESS”), a manufacturer of long-duration iron flow batteries for commercial and utility-scale energy storage applications.

STWO will hold the Extraordinary General Meeting of STWO’s shareholders (the “Extraordinary General Meeting”) via live webcast at https://www.cstproxy.com/acon/sm2021 on Tuesday, October 5th, 2021, at 10:30 a.m. Eastern Time to, among other things, allow its shareholders to vote to approve the proposed Business Combination with ESS.

STWO has commenced mailing of the Proxy Statement/Prospectus, which contains a notice and voting instruction form or a proxy card relating to the Extraordinary General Meeting to STWO shareholders of record as of the close of business on the record date of August 16, 2021.

STWO encourages shareholders to vote by submitting their proxies as soon as possible, and by no later than 11:59 PM Eastern Time on October 4, 2021, after carefully reading the Proxy Statement/Prospectus, to ensure that the shareholder’s shares will be represented at the Extraordinary General Meeting. Proxies may be submitted by phone, Internet or mail. Additional instructions may be found in the Proxy Statement/Prospectus and on the proxy card. Every shareholder’s vote is important, regardless of the number of shares held.

STWO’s Board of Directors recommends that shareholders vote “FOR” the Business Combination with ESS and all other proposals at the Extraordinary General Meeting. Shareholders should contact their broker, bank or nominee to ensure that their shares are voted. For assistance voting your shares, please contact Okapi Partners, STWO’s proxy solicitor, at (877) 285-5990 (toll-free for stockholders) or (212) 297-0720 (for banks and brokers).

As previously announced, and as further described in the definitive proxy statement, the post-business combination company is expected to have a $1.072 billion pro forma enterprise value. Additional investors have committed to participate in the proposed business combination by purchasing approximately 16% of the issued and outstanding shares of common stock of the combined company for an aggregate purchase price of $250 million in a private placement (the “PIPE”).

If the proposals at the Extraordinary General Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon closing, the parties anticipate that the newly combined company will operate as ESS Tech, Inc. and its common stock and warrants will trade on the New York Stock Exchange (NYSE) under the symbols “GWH and “GWH.W,” respectively.

About ESS Inc.

ESS Inc. designs, builds and deploys environmentally sustainable, low-cost, iron flow batteries for long-duration commercial and utility-scale energy storage applications requiring from 4 to 12 hours of flexible energy capacity. The Energy Warehouse™ and Energy Center™ use earth-abundant iron, salt, and water for the electrolyte, resulting in an environmentally benign, long-life energy storage solution for the world’s renewable energy infrastructure. Established in 2011, ESS Inc. enables project developers, utilities, and commercial and industrial facility owners to make the transition to more flexible non-lithium-ion storage that is better suited for the grid and the environment. For more information visit www.essinc.com.

About ACON S2 Acquisition Corp.

STWO is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. STWO has a focus on businesses that employ a strategic approach to sustainability; that is, a business whose pursuit of sustainability—environmental, social and/or economic—is core to driving its performance and success. STWO’s sponsor is an affiliate of ACON Investments, L.L.C.

About ACON Investments, L.L.C.

ACON Investments, L.L.C., headquartered in Washington, DC, is an international private equity firm investing in North America, Latin America and Europe. Founded in 1996, ACON Investments, L.L.C. has managed approximately $6 billion of capital to date and has professionals in Washington, DC, Los Angeles, Mexico City, São Paulo, Bogotá and Madrid. For more information, visit www.aconinvestments.com.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding STWO’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on STWO’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on STWO, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of STWO’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting STWO, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond STWO’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of STWO’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S4 (File No. 333-257232)

filed in connection with the business combination, and other documents filed by STWO from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, STWO and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither STWO nor ESS gives any assurance that either the STWO or ESS, or the combined company, will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

STWO has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of STWO relating to the proposed Business Combination. STWO has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, STWO’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for the General Meeting to be held to approve the Business Combination as these materials will contain important information about ESS and STWO and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of STWO as of the record date of August 16, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: 1133 Connecticut Avenue NW, Ste. 700 Washington, DC 20036.

Participants in the Solicitation

STWO and its directors and executive officers may be deemed participants in the solicitation of proxies from STWO’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in STWO are included in the definitive proxy statement/prospectus for the proposed Business Combination and are available at www.sec.gov.

ESS and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of STWO in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

Contacts

For ESS Inc.:

Investors:

Erik Bylin

investors@essinc.com

Media:

Gene Hunt

Trevi Communications, Inc.

978.750.0333 x.101

gene@trevicomm.com

For ACON S2 Acquisition Corp.:

Emily Claffey/Julie Rudnick/Kevin Siegel

Sard Verbinnen & Co

STWO-SVC@sardverb.com

Okapi Partners:

Bruce Goldfarb / Chuck Garske / Christian Jacques

(212) 297-0720

Info@okapipartners.com